111, Inc. Announces Second Quarter 2023 Unaudited Financial Results

SHANGHAI, August 24, 2023 /PRNewswire/ – 111, Inc. ("111" or the "Company") (NASDAQ: YI), a leading tech-enabled healthcare platform company committed to digitally connecting patients with medicine and healthcare services in China, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Highlights

•	Net revenues were RMB3.5 billion (US$479.6 million), representing an increase of 14.5% year-over-year.

•	Gross segment profit (1) increased by 8.3% year-over-year, with B2B segment profit increasing by 11.6% year-over-year.

•	Total operating expenses were RMB249.3million (US$34.4million), compared to RMB271.7 million in the same quarter of last year. As a percentage of net revenues, total operating expenses decreased to 7.2% from 8.9% in the same quarter of last year, which reflected continuous improvement in our operation efficiency.

•	Loss from operations was RMB41.4 million (US$5.7 million), compared to RMB79.8 million in the same quarter of last year. As a percentage of net revenues, loss from operations decreased to 1.2% from 2.6% in the same quarter of last year.

•	Non-GAAP loss from operations (2) was RMB17.2 million (US$2.4 million), compared to RMB52.8 million in the same quarter of last year. As a percentage of net revenues, non-GAAP loss from operations decreased to 0.5% from 1.7% in the same quarter of last year.

(1)	Gross segment profit represents net revenues less cost of goods sold.

(2)	Non-GAAP loss from operations represents loss from operations excluding share-based compensation expenses.

Mr. Junling Liu, Co-Founder, Chairman, and Chief Executive Officer of 111, commented, “We're delighted to announce yet another robust quarter in terms of top-line expansion with narrowed losses both on a GAAP and a Non-GAAP operational basis. Our net revenue saw a rise of 14.5% year-over-year, reaching RMB3.5 billion. This represents the 20th consecutive quarter of year-over-year progression for 111 since our NASDAQ IPO. Additionally, our gross segment profit for this quarter rose by 8.3% compared to the same period last year. Consequently, our operational loss stood at RMB41.4 million (US$5.7 million), down from RMB79.8 million during the same quarter the previous year. When viewed as a percentage of net revenues, the operational loss reduced to 1.2%, compared to 2.6% in the corresponding quarter of the prior year. Meanwhile, Non-GAAP operational loss reduced to RMB17.2 million, dropping to 0.5% of net revenues from the previous 1.7% during the same quarter of the preceding year.”

Mr. Liu added, “Furthermore, we've made strides in improving our operational efficiency, with total operating expenses as a percentage of net revenues falling to 7.2% this quarter, down from 8.9% in the corresponding quarter of the previous year. We anticipate maintaining this positive trajectory as we expand. Concurrently, our dedication remains steadfast in providing top-tier services to our customers and patients.”

“Our recent achievements are a direct result of our unwavering strategic focus, particularly on digitization. In June, we forged a strategic alliance with Tencent to amplify the reach of online pharmaceutical services. By July, 111 secured a spot on the Shanghai Data Exchange, propelling the digital transformation of the pharmaceutical landscape. That same month, we unveiled a pivotal digital supply chain product, bolstering the momentum of supply-side digitization. This quarter, in acknowledgment of 111's digital prowess, the Ministry of Commerce distinguished us as an E-commerce Demonstration Enterprise, placing us among the top 132 nationwide. Capitalizing on our reinforced digital capabilities and robust relationships with over 500 pharmaceutical allies, as well as optimizing operations for 435,000 retail pharmacies, we remain committed to fine-tuning our strategies, and will keep on capitalizing on innovative tools like "Telescope" and tapping into the latest tech advancements, ensuring sustained growth and efficiency.

“We are confident that our initiatives aimed at margin expansion, cost optimization, and organizational alignment have yielded tangible outcomes. Our focus remains on refining our product selection in line with customer preferences, driving down costs through direct sourcing, and enhancing our market edge with smart pricing strategies. Our commitment to supply chain efficiency and relentless digitization bolsters process enhancement and sparks innovation. With our robust technological prowess, we're poised to scale further, ensure profitability, and consistently amplify value for our shareholders.”

Second Quarter 2023 Financial Results

Net revenues were RMB3.5 billion (US$479.6 million), representing an increase of 14.5% from RMB3.0 billion in the same quarter of last year.

(In thousands RMB)	For the three months ended June 30,
	2022	2023	YoY
B2B Net Revenue
Product	2,919,468	3,367,732	15.4%
Service	15,155	20,974	38.4%

Sub-Total	2,934,623	3,388,706	15.5%

Cost of Products Sold(3)	2,765,701	3,200,156	15.7%

Segment Profit	168,922	188,550	11.6%
Segment Profit %	5.8%	5.6%

(In thousands RMB)	For the three months ended June 30,
	2022	2023	YoY
B2C Net Revenue
Product	95,879	83,251	-13.2%
Service	6,643	5,540	-16.6%

Sub-Total	102,522	88,791	-13.4%

Cost of Products Sold	79,477	69,454	-12.6%

Segment Profit	23,045	19,337	-16.1%
Segment Profit %	22.5%	21.8%

(3) For segment reporting purposes, purchase rebates are allocated to the B2B segment and B2C segments primarily based on the amount of cost of products sold for each segment. Cost of products sold does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, which are recorded in the fulfillment expenses. Cost of service revenue is recorded in the operating expense.

Operating costs and expenses were RMB3.5 billion (US$485.3 million), representing an increase of 12.9% from RMB3.1 billion in the same quarter of last year.

•	Cost of products sold was RMB3.3 billion (US$450.9 million), representing an increase of 14.9% from RMB2.8 billion in the same quarter of last year. The increase was primarily due to the revenue growth in B2B business, which increased by 15.4% from the same quarter last year.

•	Fulfillment expenses were RMB95.0 million (US$13.1 million), representing an increase of 8.0% from RMB87.9 million in the same quarter of last year. Fulfillment expenses accounted for 2.7% of net revenues this quarter as compared to 2.9% in the same quarter of last year.

•	Selling and marketing expenses were RMB90.1 million (US$12.4 million), representing a decrease of 10.9% from RMB101.2 million in the same quarter of last year. Excluding the share-based compensation expenses of RMB4.4 million for the quarter and RMB8.4 million for the same quarter last year, respectively, selling and marketing expenses as a percentage of net revenues, accounted for 2.5% in the quarter as compared to 3.1% in the same quarter of last year.

•	General and administrative expenses were RMB39.1 million (US$5.4 million), representing an increase of 1.5% from RMB38.5 million in the same quarter of last year. Excluding the share-based compensation expenses of RMB15.7 million for the quarter and RMB17.0 million for the same quarter last year, respectively, general and administrative expenses as a percentage of net revenues, accounted for 0.7% in the quarter, which was same as last year.

•	Technology expenses were RMB24.5 million (US$3.4 million), compared with RMB33.7 million in the same quarter of last year. Excluding the share-based compensation expenses of RMB4.2 million for the quarter and RMB1.6 million for the same quarter last year, respectively, technology expenses as a percentage of net revenues, accounted for 0.6% in the quarter as compared to 1.1 % in the same quarter of last year.

Loss from operations was RMB41.4 million (US$5.7 million), compared to RMB79.8 million in the same quarter of last year. As a percentage of net revenues, loss from operations decreased to 1.2 % in the quarter from 2.6% in the same quarter of last year.

Non-GAAP loss from operations was RMB17.2 million (US$2.4 million), compared to RMB52.8 million in the same quarter of last year. As a percentage of net revenues, non-GAAP loss from operations decreased to 0.5% in the quarter from 1.7% in the same quarter of last year.

Net loss was RMB45.4 million (US$6.3 million), compared to RMB84.8 million in the same quarter of last year. As a percentage of net revenues, net loss decreased to 1.3% in the quarter from 2.8% in same quarter of last year.

Non-GAAP net loss (4) was RMB21.2 million (US$2.9 million), compared to RMB57.8 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss decreased to 0.6% in the quarter from 1.9% in same quarter of last year

Net loss attributable to ordinary shareholders was RMB57.2 million (US$7.9 million), compared to RMB95.3 million in the same quarter of last year. As a percentage of net revenues, net loss attributable to ordinary shareholders decreased to 1.6% in the quarter from 3.1% in same quarter of last year.

Non-GAAP net loss attributable to ordinary shareholders (5) was RMB33.0 million (US$4.6 million), compared to RMB68.3 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss attributable to ordinary shareholders decreased to 0.9% in the quarter from 2.2% in same quarter of last year.

(4) Non-GAAP net loss represents net loss excluding share-based compensation expenses, net of tax. Considering the impact of accretion of redeemable non-controlling interest for the second quarter 2023, non-GAAP net loss is used as a more meaningful measurement of the operation performance of the Company.

(5) Non-GAAP net loss attributable to ordinary shareholders represents net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax.

As of June 30, 2023, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB735.8 million (US$101.5 million), compared to RMB922.7 million as of December 31, 2022.

Conference Call

111's management team will host an earnings conference call at 7:30 AM U.S. Eastern Time on Thursday, August 24, 2023 (7:30 PM Beijing Time on the same day).

Details for the conference call are as follows:

Event Title: 111, Inc. Second Quarter 2023 Unaudited Financial Results

Registration Link: https://s1.c-conf.com/diamondpass/10032701-ygfhis.html

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique Registration ID, which can be used to join the conference call.

Please dial in 15 minutes before the call is scheduled to begin and provide the Direct Event passcode and unique Registration ID you have received upon registering to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until August 31, 2023 on:

China: 4001 209 216

Hong Kong: 800 930 639

United States: +1 855 883 1031

International: +61 7 3107 6325

Conference ID: 10032701

A live and archived webcast of the conference call will be available on the website at https://edge.media-server.com/mmc/p/iw7ck9oc.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS, as supplemental measures to review and assess its operating performance. The Company defines non-GAAP loss from operations as loss from operations excluding share-based compensation expenses. The Company defines non-GAAP net loss as net loss excluding share-based compensation expenses, net of tax. The Company defines non-GAAP net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax. The Company defines non-GAAP loss per ADS as net loss attributable to ordinary shareholders per ADS excluding share-based compensation expenses, net of tax per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss. Share-based compensation expenses is a non-cash expense that varies from period to period. As a result, management excludes the items from its internal operating forecasts and models. Management believes that the adjustments for share-based compensation expenses provide investors with a reasonable basis to measure the company's core operating performance, in a more meaningful comparison with the performance of other companies. The Company believes that non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, or non-GAAP loss per ADS is that it does not reflect all items of income and expense that affect the Company's operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP measures, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of the non-GAAP financial measures to the most comparable U.S. GAAP measures is included at the end of this press release.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2513 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2023.

Forward-Looking Statements

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111's strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) ("111" or the "Company") is a leading tech-enabled healthcare platform company committed to digitally connecting patients with medicine and healthcare services in China. The Company provides consumers with better access to pharmaceutical products and healthcare services directly through its online retail pharmacy, 1 Pharmacy, and indirectly through its offline virtual pharmacy network. The Company also offers online healthcare services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation, electronic prescription service, and patient management service. In addition, the Company's online platform, 1 Medicine, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. With the largest virtual pharmacy network in China, 111 enables offline pharmacies to better serve their customers with cloud-based services. 111 also provides an omni-channel drug commercialization platform to its strategic partners, which includes services such as digital marketing, patient education, data analytics, and pricing monitoring.

For more information on 111, please visit: http://ir.111.com.cn/.

For more information, please contact:

111, Inc.

Investor Relations

Email: ir@111.com.cn

111, Inc.

Media Relations

Email: press@111.com.cn

Phone: +86-021-2053 6666 (China)

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of	As of
	December 31, 2022	June 30, 2023
	RMB	RMB	US$
ASSETS
Current Assets:
Cash and cash equivalents	673,669	576,414	79,491
Restricted cash	43,122	36,360	5,014
Short-term investments	205,861	123,049	16,969
Accounts receivable, net	488,875	452,003	62,334
Notes Receivable	43,332	63,934	8,817
Inventories	1,498,900	1,387,646	191,365
Prepayments and other current assets	282,066	192,692	26,574
Total current assets	3,235,825	2,832,098	390,564
Property and equipment, net	48,497	41,538	5,728
Intangible assets, net	3,267	2,666	368
Long-term investments	2,000	2,000	276
Other non-current assets	20,348	21,435	2,956
Operating lease right-of-use asset	163,877	150,418	20,744
Total Assets	3,473,814	3,050,155	420,636

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' DEFICIT
Current Liabilities:
Short-term borrowings	178,990	309,698	42,709
Accounts payable	1,764,849	1,512,859	208,633
Accrued expense and other current liabilities	781,271	498,256	68,713
Total Current liabilities	2,725,110	2,320,813	320,055
Long-term operating lease liabilities	100,469	88,638	12,224
Total Liabilities	2,825,579	2,409,451	332,279

MEZZANINE EQUITY
Redeemable non-controlling interests	1,056,939	1,084,753	149,594

SHAREHOLDERS' DEFICIT
Ordinary shares Class A	31	32	5
Ordinary shares Class B	25	25	3
Treasury shares	(40,859)	(40,859)	(5,635)
Additional paid-in capital	2,977,174	3,028,583	417,661
Accumulated deficit	(3,426,556)	(3,515,582)	(484,821)
Accumulated other comprehensive income	75,586	81,715	11,269
Total shareholders' deficit	(414,599)	(446,086)	(61,518)
Non-controlling interest	5,895	2,037	281
Total Deficit	(408,704)	(444,049)	(61,237)
Total liabilities, mezzanine equity and deficit	3,473,814	3,050,155	420,636

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except for share and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net Revenues	3,037,145	3,477,497	479,568	6,019,736	7,174,258	989,376
Operating Costs and expenses:
Cost of products sold	(2,845,178)	(3,269,610)	(450,900)	(5,635,234)	(6,730,158)	(928,131)
Fulfillment expenses	(87,908)	(94,950)	(13,094)	(182,441)	(197,600)	(27,250)
Selling and marketing expenses	(101,174)	(90,117)	(12,428)	(216,028)	(179,357)	(24,734)
General and administrative expenses	(38,493)	(39,079)	(5,389)	(86,488)	(80,396)	(11,087)
Technology expenses	(33,711)	(24,541)	(3,384)	(72,732)	(49,857)	(6,876)
Other operating income, net	(10,434)	(605)	(83)	(8,718)	(27)	(4)
Total Operating costs and expenses	(3,116,898)	(3,518,902)	(485,278)	(6,201,641)	(7,237,395)	(998,082)
Loss from operations	(79,753)	(41,405)	(5,710)	(181,905)	(63,137)	(8,706)
Interest income	1,421	2,206	304	3,464	4,155	573
Interest expense	(3,185)	(4,820)	(665)	(6,369)	(9,092)	(1,254)
Foreign exchange loss	(4,934)	(2,808)	(387)	(4,543)	(1,174)	(162)
Other Income, net	1,687	1,450	200	3,600	4,514	623
Loss before income taxes	(84,764)	(45,377)	(6,258)	(185,753)	(64,734)	(8,926)
Income tax expense	-	-	-	-	-	-
Net Loss	(84,764)	(45,377)	(6,258)	(185,753)	(64,734)	(8,926)
Net Loss attributable to non-controlling interest	3,489	2,122	293	7,966	3,522	486
Net Loss attributable to redeemable non-controlling interest	7,121	3,728	514	16,256	5,276	728
Adjustment attributable to redeemable non-controlling interest	(21,104)	(17,712)	(2,443)	(44,070)	(33,090)	(4,563)
Net Loss attributable to ordinary shareholders	(95,258)	(57,239)	(7,894)	(205,601)	(89,026)	(12,275)
Other comprehensive loss
Unrealized gains of available-for-sale securities,	1,478	788	109	2,776	2,923	403
Realized gains of available-for-sale debt securities	(1,128)	(815)	(112)	(2,463)	(2,717)	(375)
Foreign currency translation adjustments	7,183	9,037	1,246	6,227	5,924	817
Comprehensive loss	(87,725)	(48,229)	(6,651)	(199,061)	(82,896)	(11,430)
Loss per ADS:
Basic and diluted	(1.14)	(0.68)	(0.10)	(2.48)	(1.06)	(0.14)
Weighted average number of shares used in computation of loss per share
Basic and diluted	166,595,078	168,102,392	168,102,392	166,463,376	167,718,135	167,718,135

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the three months ended June 30,			For the six months ended June 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$

Net cash used in operating activities	(29,935)	(164,111)	(22,632)	(98,176)	(285,439)	(39,365)
Net cash (used in) provided by investing activities	(52,294)	139,938	19,298	(29,435)	86,750	11,964
Net cash provided by financing activities	6,394	15,281	2,107	41,672	93,778	12,933
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	6,695	2,385	329	5,964	894	123
Net decrease in cash and cash equivalents, and restricted cash	(69,140)	(6,507)	(898)	(79,975)	(104,017)	(14,345)
Cash and cash equivalents, and restricted cash at the beginning of the period	749,837	619,281	85,403	760,672	716,791	98,850
Cash and cash equivalents, and restricted cash at the end of the period	680,697	612,774	84,505	680,697	612,774	84,505

111, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except for share and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$

Loss from operations	(79,753)	(41,405)	(5,710)	(181,905)	(63,137)	(8,706)
Add: Share-based compensation expenses	26,997	24,208	3,338	56,754	48,416	6,677
Non-GAAP loss from operations	(52,756)	(17,197)	(2,372)	(125,151)	(14,721)	(2,029)

Net Loss	(84,764)	(45,377)	(6,258)	(185,753)	(64,734)	(8,926)
Add: Share-based compensation expenses, net of tax	26,997	24,208	3,338	56,754	48,416	6,677
Non-GAAP net Loss	(57,767)	(21,169)	(2,920)	(128,999)	(16,318)	(2,249)

Net Loss attributable to ordinary shareholders	(95,258)	(57,239)	(7,894)	(205,601)	(89,026)	(12,275)
Add: Share-based compensation expenses, net of tax	26,997	24,208	3,338	56,754	48,416	6,677
Non-GAAP net Loss attributable to ordinary shareholders	(68,261)	(33,031)	(4,556)	(148,847)	(40,610)	(5,598)

Loss per ADS(6): Basic and diluted	(1.14)	(0.68)	(0.10)	(2.48)	(1.06)	(0.14)
Add: Share-based compensation expenses per ADS(6), net of tax	0.32	0.30	0.04	0.68	0.58	0.08
Non-GAAP Loss per ADS(6)	(0.82)	(0.38)	(0.06)	(1.80)	(0.48)	(0.06)

(6) Every one ADSs represent two Class A ordinary shares.